

13030062

SEC Processing Section

MAR 01 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~B-0241100~~ 8-40905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 E. State Street, 16th FL
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Line, Chief Operating Officer (614) 224-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

41 S. High Street, 1100 Huntington Center,	Columbus,	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/1/13

OATH OR AFFIRMATION

I, Thomas E. Line, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lancaster Pollard & Co., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

TIMOTHY J. DOBYNS, ATTORNEY AT LAW
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date
Sec. 147.03 R.C.

NOTARIAL SEAL STATE OF OHIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lancaster Pollard & Co.
(a wholly owned subsidiary of Lancaster Pollard Holdings, Inc.)

Financial Statements and Supplementary Information

Year Ended December 31, 2012

Contents



Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, OH 43215-3400

Tel: +1 614 224 5678
Fax: +1 614 232 7939
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lancaster Pollard & Co.

We have audited the accompanying financial statements of Lancaster Pollard & Co. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Ernst & Young

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lancaster Pollard & Co. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 11 to the accompanying financial statements, the Company has restated the beginning balance of stockholder's equity as of January 1, 2012.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 28, 2013

Lancaster Pollard & Co.

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 2,644,688
Restricted cash	277,500
Accounts receivable	39,084
Due from related parties	112,056
Investments, at fair value (cost of $234,004)	264,153
Prepaid expenses	81,733
Property and equipment, net	606,153
Total assets	$ 4,025,367
Liabilities and stockholder's equity	
Liabilities:	
Deferred revenue	$ 197,263
Accounts payable	117,239
Customer deposits and advances	177,500
Accrued expenses and other liabilities:	
Employee compensation and benefits	563,763
Occupancy expense	196,000
Other	103,127
Total liabilities	1,354,892
Stockholder's equity	2,670,475
Total liabilities and stockholder's equity	$ 4,025,367

See accompanying notes.

Lancaster Pollard & Co.

Statement of Operations

Year Ended December 31, 2012

Revenues:	
Financial advisory	$ 1,742,360
Remarketing fees	619,670
Underwriting fees	594,588
Net trading gains	495,938
Management fees from affiliates	6,922,818
Investment income	44,607
Total revenues	10,419,981
Expenses:	
Employee compensation and benefits	7,234,571
Professional fees	1,142,764
Occupancy expense	888,511
Travel and entertainment	550,435
Supplies and office expense	477,987
Advertising	378,040
Taxes, dues and licenses	78,730
Underwriting and processing expenses	71,335
Other	22,716
Total expenses	10,845,089
Net loss	$ (425,108)

See accompanying notes.

Lancaster Pollard & Co.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2012	$ 500	$ 39,500	$ 2,935,929	$ 2,975,929
Effect of errors in prior period financial statements *(Note 11)*	–	–	119,654	119,654
Balance at January 1, 2012, restated	500	39,500	3,055,583	3,095,583
Net loss	–	–	(425,108)	(425,108)
Balance at December 31, 2012	$ 500	$ 39,500	$ 2,630,475	$ 2,670,475

See accompanying notes.

Lancaster Pollard & Co.

Statement of Cash Flows

Year Ended December 31, 2012

Operating activities	
Net loss	$ (425,108)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	123,375
Loss on disposal of property and equipment	169
Unrealized gain on investments	(30,149)
Changes in operating assets and liabilities which provided (used) cash:	
Restricted cash	(87,500)
Accounts receivable	22,291
Due from related parties	342,539
Prepaid expenses	(7,643)
Deferred revenue	(90,887)
Accounts payable	30,452
Customer deposits and advances	87,500
Accrued employee compensation and benefits	307,995
Accrued occupancy expense	88,885
Other accrued liabilities	57,887
Net cash provided by operating activities	419,806
Investing activities	
Purchase of property and equipment	(332,364)
Purchases of investments	(84,004)
Net cash used in investing activities	(416,368)
Net increase in cash and cash equivalents	3,438
Cash and cash equivalents – beginning of year	2,641,250
Cash and cash equivalents – end of year	$ 2,644,688

See accompanying notes.

1. Nature of Business and Significant Accounting Policies

Nature of Operations

Lancaster Pollard & Co. (the Company) is a wholly owned subsidiary of Lancaster Pollard Holdings, Inc. The Company is engaged predominantly in the underwriting of taxable and tax-exempt securities as well as financial consulting, primarily to the healthcare and senior living industries. The Company was incorporated in Ohio in 1988, conducts operations principally in Columbus, Ohio and has offices in Atlanta, Austin, Kansas City, Los Angeles, and Philadelphia.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

Restricted cash consists of good faith deposits held on behalf of customers as well as a deposit held at First Southwest pursuant to a custodial agreement.

Accounts Receivable

Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period the determination is made. Management determined that an allowance for doubtful accounts was not necessary at December 31, 2012.

1. Nature of Business and Significant Accounting Policies (continued)

Investments

Investments are carried at fair value. Changes in unrealized gains and losses are reflected in the statement of operations as part of investment income. Changes in unrealized gains recognized in the statement of operations related to positions still held were $30,149 for the year ended December 31, 2012.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of the related assets. Furniture, fixtures and equipment are depreciated over 5 to 7 years. Leasehold improvements are depreciated over 7 years. Expenditures for maintenance and repairs are charged to expense as incurred.

Customer Deposits and Advances

Customer deposits include good faith deposits. When the customer transaction closes, the deposits are recognized into income in accordance with the contractual terms. If a deal is deemed to be no longer viable, the deposit is either recognized as revenue or refunded to the customer in accordance with the contractual terms.

Recognition of Revenue

Underwriting fees are recognized on the bond or note closing date. Revenue from financial advisory services, remarketing fees, and management fees is billed on a quarterly or an annual basis and is recognized in the period in which the services are provided. Deferred revenue consists of unearned remarketing fees collected in advance by the Company. Securities transactions, including related trading gains and losses, are recorded on a trade-date basis, as if they had settled.

Advertising

The Company expenses advertising costs as incurred. Development costs are charged to expense the first time an advertisement runs.

1. Nature of Business and Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be treated as an S Corporation for income tax purposes. Under this election, the stockholder reports taxable income and pays any federal income tax. Accordingly, no provision for federal income taxes has been recorded by the Company. The Company is registered in Ohio as a dealer of intangibles. As such, Ohio taxes are equity-based and are reflected in the statement of operations within taxes, dues and licenses.

Subsequent Events

The financial statements and related disclosures include evaluation of subsequent events through the date the financial statements were available to be issued.

2. Investments

The Company's investments at December 31, 2012 were comprised of fixed-rate municipal bonds. At December 31, 2012, the fair value of the securities was $264,153 and the cost basis was $234,004.

3. Property and Equipment

Major classes of property and equipment at December 31, 2012 were as follows:

Leasehold improvements	$ 35,064
Furniture, fixtures and equipment	1,117,265
Total cost	1,152,329
Accumulated depreciation	(546,176)
Property and equipment, net	$ 606,153

Depreciation expense was $123,375 for the year ended December 31, 2012.

4. Common Stock

At December 31, 2012, the Company had authorized the issuance of 2,500,000 shares of no par common stock, with a total stated value of $500. At December 31, 2012, 2,000,000 shares were issued and outstanding. The Company's parent company, Lancaster Pollard Holdings, Inc., has pledged its stock in the Company to collateralize the borrowings of another company under common ownership.

5. Operating Leases

The Company leases office facilities and vehicles under noncancellable operating lease agreements expiring at various dates through December 2019. Lease expense pursuant to these agreements for the year ended December 31, 2012 was $802,439 and is reflected in the statement of operations as part of occupancy expense.

A summary of future minimum lease payments is as follows:

Years ending December 31:	
2013	$ 726,827
2014	607,322
2015	545,768
2016	539,410
2017	534,064
Thereafter	960,319
	$ 3,913,710

6. Related Party Transactions

The Company received $6,922,818 in management fees from companies under common ownership during the year ended December 31, 2012. The management fees are mutually agreed upon on an annual basis and include reimbursements for employee compensation and benefits, occupancy costs, overhead, and other management services provided by the Company.

The Company also pays certain operating and employee compensation expenses on behalf of companies under common ownership for which they are reimbursed. At December 31, 2012, the related party receivables were $112,056, which represented expense reimbursements.

7. 401(k) Plan

The Company maintains a safe harbor 401(k) plan covering all full-time employees who meet certain age and length of service requirements. Employees may contribute up to 100 percent of their compensation subject to certain limits based on federal tax laws. The expense associated with the safe harbor contribution was $172,393 for the year ended December 31, 2012. The plan also provides a discretionary profit-sharing contribution in an amount determined by management on an annual basis. The Company did not make any discretionary contributions to the plan for the year ended December 31, 2012. Discretionary profit-sharing contributions to the plan vest after three years. All other contributions to the plan vest immediately.

8. Contingencies

In the normal course of business, the Company is named as a defendant in legal actions arising from its financial services business. The Company accrues for contingencies related to litigation in accordance with ASC 450-20, *Loss Contingencies*, which requires the Company to assess contingencies to determine the degree of probability and range of possible loss. A loss contingency is accrued in the Company's financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly sensitive and requires judgments about future events.

The Company currently is a defendant in four separate legal proceedings (the Lehman Litigation), seeking monetary damages in excess of $4.9 million, relating to certain interest rate swap agreements entered into by current or former clients of the Company with Lehman Brothers Special Financing Inc. (LBSF), a subsidiary of Lehman Brothers Holdings Inc. (LBH). LBSF and LBH both filed a petition for bankruptcy relief on October 3, 2008 (the Lehman Bankruptcy Petition).

Upon the Lehman Bankruptcy Petition filing, the Company assisted clients with terminating their respective swap agreements with LBSF. Subsequently, LBSF has taken the position that some of those terminations were not effective. LBSF also has taken the position that when the Company's current or former clients failed to make the scheduled monthly payments, the Company's clients breached the swap agreements. Some of those current or former clients have filed lawsuits against the Company seeking reimbursement of monetary damages related to the purported ineffective swap terminations.

8. Contingencies (continued)

The Company has been vigorously defending the claims and believes it has strong meritorious defenses to the claims. Additionally, the Company has filed claims against the legal firm which advised the Company on all matters related to the swap transactions. The Company is unable to determine with certainty the outcome or resolution of these matters and is unable to reasonably estimate an expected loss, if any, related to these matters given the current status of the legal proceedings. Although the outcome of litigation is always uncertain, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of any litigation will not result in a material adverse effect on the financial condition or results of operations of the Company.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital of the greater of 6.67 percent of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital (net capital ratio) which shall not exceed 15 to 1, as those terms are defined by 15c3-1. At December 31, 2012, the Company was in compliance with both minimum requirements. At December 31, 2012, the Company had net capital of $1,822,280, and its net capital ratio was 0.74 to 1.

10. Fair Value Measurements

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are observable inputs other than quoted prices included in Level 1. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

10. Fair Value Measurements (continued)

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset. Significant Level 3 inputs include forecasted future cash flows, interest rates and discount rates.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The Company measures its investment in its fixed-rate municipal bonds on a recurring basis. The fair value is based on Level 2 inputs as described above.

The fair value has been determined through the use of third-party pricing services utilizing market observable inputs. The Company does not adjust prices received from third parties; however, the Company does analyze the third-party pricing services' valuation methodologies and related inputs to evaluate reasonableness and determine the appropriate level within the fair value hierarchy.

There were no transfers between Level 1, Level 2 or Level 3 during the year ended December 31, 2012.

11. Correction of Error

During the course of the annual financial statement close process, management identified certain errors impacting prior years. The identified errors related primarily to an understatement of financial advisory revenue during the years 2004 through 2011. Management has concluded the errors are material and has restated the beginning balance of stockholder's equity as of January 1, 2012 through an increase to retained earnings of $119,654. Previously reported stockholder's equity was $2,975,929 as of December 31, 2011 and restated stockholder's equity at this date was $3,095,583. The impact to excess net capital was an increase of $119,654 as of December 31, 2011.

Supplementary Information

Lancaster Pollard & Co.

Schedule 1 – Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2012

Total stockholder's equity	$	2,670,475
Deductions – nonallowable assets		
Accounts receivable – trade greater than 30 days		34,785
Accounts receivable – due from related parties		112,056
Property and equipment		606,153
Haircut on securities and contractual commitments		13,468
Other assets		81,733
Net capital		1,822,280
Minimum net capital requirement		100,000
Excess net capital	$	1,722,280
Excess net capital at 1000%	$	1,686,791
Total aggregate indebtedness net of subordinated debt	$	1,354,892
Ratio of aggregate indebtedness to net capital		.74

There are no material differences between the preceding computation and the corresponding schedule included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2012.

Lancaster Pollard & Co.

Schedule II – Statement Regarding SEC Rule 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption at December 31, 2012.



Ernst & Young

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, OH 43215-3400

Tel: +1 614 224 5678
Fax: +1 614 232 7939
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Lancaster Pollard & Co.

In planning and performing our audit of the financial statements of Lancaster Pollard & Co. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This deficiency was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this deficiency does not affect our report on the financial statements of the Company dated February 28, 2013.

During the course of the annual financial statement close process, management identified certain errors impacting prior years. The identified errors related primarily to an understatement of financial advisory revenue during the years 2004 through 2011. Management has concluded the errors are material and has restated the beginning balance of stockholder's equity as of January 1, 2012 through an increase to retained earnings of $119,654. An internal control deficiency was identified by management with regard to the performance and review of account balance reconciliations and analyses related to these accounts. Management has allocated resources to enhancing internal controls to ensure that account balance reconciliations and analyses are properly performed on a timely basis.



We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except for the matter described in the preceding paragraph that we consider to be a material inadequacy, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2013